ROID GROUP, INC.

10827 Cloverfield Pt.

San Diego, CA 92131

Russell Mancuso

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

May 22, 2015

Re: ROID Group, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 13, 2015

File No. 333-201836

Dear Mr. Mancuso,

This letter sets forth the response of ROID Group, Inc. (“ROID” or the “Company”) to the Staff’s comment letterreceived March 11, 2015.  Further, we have filed an Amendment No. 1 to the Registration Statement on Form S-1 filed February 13, 2015, to address the comments as referenced in our responses below.

Prospectus Cover

1.

Please reconcile your reference to only the OTC Bulletin Board on the prospectus cover with your disclosure in the second row of the box on page 7. In this regard, if you do not satisfy the objective criteria for listing on a securities exchange, your disclosure should not imply that your shares may be traded on an exchange.

Response: The Company has amended the cover page to also include the OTC Markets.

Our Business, page 5

2.

Where you first use the phrases, quantum dots and bio-imaging, in your prospectus summary, please explain what you mean using concrete, everyday terms.

Response: The Company has further defined and explained the terms quantum dots and bio-imaging in concrete, everyday terms.

Shares being Registered by the Company, page 6

3.

Please supplementallyprovide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment. To date, there have been no written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act.

Risk Factors, page 10

4.

If true, please add a risk factor clearly explaining that, after the price of your shares is quoted on the OTC Bulletin Board, investors may be able to purchase securities from the selling stockholders at a price below the price at which the registrant is selling shares in this offering.

Response: The Company has added the following Risk Factor:

The offering price of the common stock was arbitrarily determined, and therefore should not be used as an indicator of the future market price of the securities. therefore, the offering price bears no relationship to our actual value, and may make our shares difficult to sell, and if our shares are ever quoted on the OTC Bulletin Board or OTC Markets, investors may be able to purchase securities from the selling stockholders at a price below the price at which the registrant is selling shares in this offering.

Since our shares are not listed or quoted on any exchange or quotation system, the offering price of $0.01 per share for the shares of common stock was determined arbitrarily. The facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market. The offering price bears no relationship to the book value, assets or earnings of our company or any other recognized criteria of value. The offering price should not be regarded as an indicator of the future market price of the securities. If our shares are ever quoted on the OTC Bulletin Board or OTC Markets, investors may be able to purchase securities from the selling stockholders at a price below the price at which the registrant is selling shares in this offering.

5.

Article VI Section 4 of exhibit 3.2 appears to indicate that your directors can amend your articles of incorporation without the approval of your shareholders. If true, please add an appropriate risk factor.

Response: The Company has added the following Risk Factor:

Some provisions of our articles of incorporation and bylaws and certain provisions of Nevada law allow our directors to amend our articles without approval of stockholders which may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price.

Some provisions of our articles of incorporation and bylaws allow our directors to amend our articles without approval of the stockholders and may have the effect of deterring or delaying attempts by our shareholders to remove or replace management, to commence proxy contests, or to effect changes in control. These provisions include:

•	procedures for advance notification of shareholder nominations and proposals;

•	the ability of our board of directors to amend our bylaws without shareholder approval; and

•

the ability of our board of directors to issue shares of preferred stock without shareholder approval upon the terms and conditions and with the rights, privileges and preferences as the board of directors may determine.

In addition, as a Nevada corporation, we are subject to Nevada law which imposes restrictions on some transactions between a corporation and certain significant shareholders. These provisions, alone or together, could have the effect of deterring or delaying changes in incumbent management, proxy contests or changes in control.

Our future performance is dependent on our ability to retain key personnel, loss of which would adversely affect our success and growth, page 11

6.

From your disclosure on pages 38, it appears that the officer that you name in this risk factor is an officer of another registrant. If so, please revise your risk factors to explain the risk of the not having the full-time services of the officer whose performance you are substantially dependent on, according to your disclosure here. Include in your disclosure the portion of you your officer’s time that is spent on your business.

Response: The Company has revised the following Risk Factor:

Our director may face conflicts of interest in connection with our participation in certain ventures because he is also a director of other companies.

Our director Dr. Kwanghyun Kimis also a director of other companies (including industry related companies) and, if those other companies participate in ventures in which we may participate, our director may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. It is possible that due to our director’s conflicting interests, we may be precluded from participating in certain projects that we might otherwise have participated in, or we may obtain less favorable terms on certain projects than we might have obtained if our director was not also a director of other quantum dot or quantum dot related companies. In an effort to balance his conflicting interests, our director may approve terms equally favorable to all of his companies as opposed to negotiating terms more favorable to us but adverse to his other companies. Additionally, it is possible that we may not be afforded certain opportunities to participate in particular projects because those projects are assigned to our director’s other companies for which the director may deem the projects to have a greater benefit.Currently our Director spends approximately 42 hours per week working on our Company.

Our future success may be dependent upon our obtaining licenses and intellectual property rights and know-how and protecting these rights, page 12

7.

We note your disclosure that you will “work closely with the South Korean government to develop and expand [your] intellectual property portfolio.” In an appropriate section of your document, please clarify the government’s role in developing and expanding your intellectual property.

Response:The Company has removed this statement from the Prospectus.

Any trading market that may develop, page 15

8.

Please provide us information regarding the process of applying for “listing in Mergent, Inc.,” when and in what form the “listing” is published, and the timing of when the “manual” exemption could become available to you. If true, please state clearly that you are not providing investors assurance that you will qualify for the “manual” exemption.

Response: The Company has updated their statement as to clearly state that they are not providing any assurance that we will qualify for the “Manual” exemption.

In order to be listed on Mergent Industrial and International Manuals & News Reports the Company will have to fill out a manual exemption agreement form, and pay a fee to Mergent ranging from $3,700 to $5,500, depending on the time frame. The Company would then have to provide certain information (audited Financials, latest annual report, final audited prospectus and any other related documents) to Mergent. Once approved the Company could be listed in as few as 3 – 10 business days.

If a market develops for our shares, sales of our shares relying upon Rule 144 may depress prices in that market by a material amount, page 17

9.

Please reconcile your disclosure here that none of your outstanding shares have been held for one year or more with your disclosure on page 59.

Response: The Company has reconciled this disclosure.

10.

Please provide us your analysis of the applicability of Rule 144(i) to your securities.

Response: We are not a Shell Company and are a Development Stage Entity. The SEC defines a shell company as a company that has (a) no or nominal operations and (b) either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Company has two of the leading scientists in the world in the area of Nuclear and Quantum Engineering, as its Officers and Directors, total assets of $423,013, has closed private placements totaling $515,000, and has produced Quantum Dots in small quantities.The Company also has two employees besides its Officers and Directors and is in discussions with companies who may want to purchase our products. Dr. Kim, is currently in the process of setting up our research and production facility in South Korea, has sourced companies that will provide us with the raw materials, and other companies to be able to distribute out products. Because the Company has more than nominal operations shown by its hiring of employees, the significant progress in setting up its research and production facility, has currently raised over a half million dollars, has produced its intended products, as well as not having nominal assets or assets consisting entirely of cash, the Company is not a Shell Company as defined by Rule 144(i).

Use of Proceeds, page 18

11.

Your disclosure here suggests that you would have manufacturing capabilities if you were to raise $600,000; however, your disclosure on page 31 indicates that you require $800,000 to begin production. Please clarify.

Response: The Company has revised its disclosure on page 31 to indicate that we require $600,000in order to begin small scale production of our QD products.

Dilution, page 20

12.

The information disclosed in the third paragraph of this section appears to indicate the company had a negative net tangible book value as of September 30, 2014. Please tell us why this is the case given your balance sheet at page 54 indicates you have shareholders’ equity of $404,496 at September 30, 2014. Please tell us why the disclosures of your net tangible book value on this page are correct or revise to present net tangible book value (and per share net tangible book value) amounts before the offering that are consistent with amounts in the most recent balance sheet provided in the filing.

Response: The Dilution paragraphs and tables, they have been updated to December 31, 2014 year end numbers.

13.

In a related matter, please provide us with your calculation of the amount presented as net tangible book value upon completion of the offering – $1,638,569 – as indicated in the fourth paragraph of this section. Please also provide us with your calculations of both the pre and post-offering net tangible book value per share amounts disclosed in this Item.

Response: The net tangible book value has been updated to as of December 31, 2014, the ntbv number is $1,567,492 based on $1,200,000 sales of shares and a net tangible book value of $367,492.

Here are the Company’s new calculations:

 (Total Assets $387,920) – (Total Liabilities $20,428) = (Net Tangible Book Value $367,492)

 (Net tangible book value $367,492) / (Outstanding Shares 8,575,000) = $0.043

 (NTBV after 100% Offering $1,567,492) / (Outstanding Shares After 100% Offering 10,575,000) = $0.148

 (NTBV after 75% Offering $1,267,492) / (Outstanding Shares After 75% Offering 10,075,000) = $0.126

 (NTBV after 50% Offering $967,492) / (Outstanding Shares After 50% Offering 9,575,000) = $0.101

Selling Stockholders, page 22

14.

We note your disclosure following the table about relationships and broker-dealer status being “previously disclosed.” Please clarify where that information is located.

Response: The Company has removed the language “previously disclosed” from that paragraph.

Shares Offered by the Selling Stockholders, page 22

15.

Please clarify the relevance of the July 31, 2014 date that you cite in the first sentence of this section.

Response: The date has been removed from the sentence.

16.

We note your disclosure that the selling stockholders may sell their shares in private transactions prior to the shares being quoted on the OTC Bulletin Board. Please provide us your analysis of how it is consistent with Section 5 of the Securities Act for the publicly offered securities to be sold in a “private transaction.”

Response: The Company has removed the sentence in question.

Rule 144, page 23

17.

Please reconcile the second bullet point in this section with the disclosure in your last risk factor on page 17. For guidance, please see the Division of Corporation Finance’s Securities Act Rules Compliance and Disclosure Interpretation 133.02 available on the Commission’s website.

Response: The Company has removed the second bullet point.

Shares Offered by the Company, page 24

18.

Please reconcile your reliance on Rule 3a4-1 with your disclosure on page 19 which indicates that your officers and directors will receive compensation from the proceeds of this offering, and the amount of such compensation will vary based on the amount of securities sold. See Rule 3a4-1(a)(2).

Response: The Company’s officers and directors will not be compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities as required by Rule 3a4-1.

19.

Please tell us the reasons for the assumptions that you mention in the parenthetical phrase in the third paragraph on page 24. In your response, address whether you are a development stage or shell company.

Response:The Company has removed those assumptions and has contacted Mergent, Inc. Mergent Inc., has stated that being a development stage and/or shell company is not an automatic bar to listing with Mergent, and that it would review the application on a case by case basis.

We believe that we are a development stage entity as we have more than nominal operations, produced our QD products, have employees, have more than nominal cash and assets, as well as a business plan that we are executing.

20.

We note your disclosure in the fourth paragraph of this section that you will consider filing a Form 8-A and that you “may” make notice filings. Please clarify the factors that will affect your consideration of these issues. Also, if you are not filing a Form 8-A, please tell us why you believe your disclosures regarding Section 16 on page 38 and proxy statements on page 42 are relevant.

Response: The Company has updated this paragraph to state that it intends to File a Form 8-A upon becoming effective.

Terms of the Offering, page 25

21.

Your disclosure in the next subsection of your prospectus that you could immediately use the funds collected for subscriptions appears to be inconsistent with your disclosure that you will return the funds if you extend the offering. It is unclear how you will ensure that you have funds to return at that time.

Response: The Company has deleted the section on the return of funds and has added the following sentence that the offering proceeds are immediately available to the Company: “The offering proceeds received from investors will be immediately available to the Company.”

22.

Please clarify when investors in the offering will acquire rights as shareholders. If investors acquire rights when they provide you funds and then receive a refund in connection with the extension of the offering, will they then lose their status as shareholders that they previously held? If an investor transfers shares before you decide to extend to offering, can the investor still receive a refund or can the transferee receive the refund? If investors do not acquire rights as shareholders until the completion or termination of the offering while in the interim you are permitted to use the proceeds, please add a risk factor to clarify.

Response: The Company has clarified that the “subscriptions, once received and accepted, are irrevocable.” And that “The offering proceeds received from investors will be immediately available to the Company.”

Description of the Business, page 27

23.

Please provide the disclosure required by Regulation S-K Item 101(h)(4)(ii), (v) and (xi).

Response: The Company has expanded its disclosure to include the information required by Regulation S-K Item 101(h)(4)(ii), (v) and (xi).

The Company, page 28

24.

Please provide us support for your claims in the last two sentences of the first paragraph following the table on page 29 and in the second paragraph following that table. Please also provide us support for your disclosure regarding the capabilities of your product and production in the section of your prospects regarding “Manufacturing and Materials”beginning on page 30. Given the current stage of your development, it is unclear how you have a reasonable basis to determine your production capabilities and costs as disclosed on those pages and in your “Competition” disclosure on page 32.

Response:Both of our Directors and Officers have Ph.D.’s in Nuclear & Quantum Engineering, they are or have been professors and have worked in the quantum research divisions of their universities. While at the universities they have experimented and researched the production and manufacturing of QDs. The Company has also done research into the costs of the current manufacturing methods of QDs and as the Company knows what the ingredients cost they are able to extrapolate how much the production will cost without the use of the oils and the requisite safety equipment that our competitors use. The Company its Officers and Directors also know through their research and the production of our water based QDswhat the production capabilities and costs will approximately be to produce our QDs using our water based method.

Because the Company uses water, and does not use TOP/TOPO chemicals which have procurement costs of approximately $1,000 to make a single gram of Quantum Dots our production methods typically have a cost ratio of 1000:1 as compared to the method of making Quantum Dots that is currently in use, by our competitors.

Quantum Dots, page 28

25.

Please clarify what you mean by “Quantum Yield,” “FWHM” and “extremely low” as used in your table in this section. Also reconcile your reference in the table to your potential product being “Less Toxic” with the statements on pages 30 and 31 suggesting that you plan to use a material considered “highly toxic;”

provide us support for your disclosure that your manufacturing process is less toxic than that of your competitors.

Response:The Company has clarified the terms Quantum Yield, FWHM, and extremely low as used in our table.  Our manufacturing process is less toxic than our competitors as they use toxic oils (TOP & TOPO) in order to create their Quantum Dots; whereas, we replace the use of toxic oils by using water.

Products, page 30

26.

Please clarify what you have developed to-date, when that development occurred, and what are the material hurdles that remain until you have a product that you can sell. Please ensure that your response is consistent with your disclosure in your financial statements about the extent of your research and development expenses and your disclosure regarding the number of your employees.

Response: The Company has to date, completed the theoretical research and small scale production of the Quantum Dots using water based synthesis. We originally discovered this water based method in 2005 while working as lecturers and researchers at a University.

The material hurdles that remain are setting up a larger scale lab and production line where we can produce the Quantum Dots on a larger scale, as well as selling the Quantum Dots we produce to companies that will use them in their products.

Sales and Marketing, page 30

27.

Please provide us your analysis of how the meetings with potential investors that you mention in the second sentence of this section are consistent with Section 5 of the Securities Act.

Response: There was a translation error; we have replaced the word investors with clients.

Patents, Trademarks and Licenses, page 31

28.

We note that you currently have no patents or licenses. Please tell us how you have rights to all of the technology required to conduct the business that you disclose in the prospectus.

Response: Our Officers and Directors are leading scientists in this field of study and they have invented the technology and the process in order to complete the manufacturing of the QD's with water. There are no patents on our method of QD production. We have decided not to attempt to patent our design process as we do not want our competitors to copy it.

Plan of Operations, page 31

29.

Please clarify when month 1 in the table on page 31 begins. For example, is that the month in which you sell all of the shares offered by this registration statement?

Response: The Company has clarified that Month One begins at the closing of the Offering.

Competition, page 32

30.

Please see to footnote 41 and the related text of Release 33-7856 (April 28, 2000) regarding your obligations when you disclose internet addresses in your filing, including your obligation to file hyperlinked information.

Response: The Company has removed the internet addresses in its filings.

Government Regulation, page 32

31.

Please provide us your analysis of whether the development or marketing of your proposed product will require the approval or clearance of the United States Food and Drug Administration or similar agencies in other jurisdictions.

Response:In bio-imaging applications, there are two types,invivo (in living persons) and invitro (in laboratory environment). For in vivo, wewould need approval from FDA. However, for in vitro bio-imaging, the field where our Bio-QD will be applied, we do not need approval from FDA. Our Bio-QD will be used in research centers for biopsy as coloring material in order to, for example, indicate cells and watching its activity in the in vitro environment. The Company has added this description to its business section.

Management’s Discussion and Analysis or Plan of Operation, page 35

32.

Please expand the disclosures in this section to include a discussion of the material expenditures comprising general and administrative expenses. We note that in addition to consulting fees ($50,000), the company recorded payroll expenses ($76,467), administrative expenses ($18,976) and professional fees ($15,546). Please describe the significant components of these expenses and whether they represented cash or non-cash expenses. Refer to Item 303(a)(3) of Regulation S-K.

Response: The Company has updated this disclosure to include a more detailed analysis of its expenditures.

Liquidity and Capital Resources, page 36

33.

Your disclosure on page 19 when read with the disclosure at the top of page 32 appears to indicate that you will need additional resources after six months even if you sell 100% of the shares you are offering. If so, please clarify in your discussion of liquidity in this section.

Response: The Company has revised its disclosure on page 32 to indicate that we require $600,000 to start small scale production and sale of our QDs.

34.

In the last paragraph of this section, please reconcile the amount presented as cash used for operating activities ($171,522) for the period from December 4, 2013 (inception) to September 30, 2014 to cash used for operating activities as disclosed at page 56 in your statement of cash flows for the same period.

Response: The Company has updated the amount presented in the liquidity and capital resources section with the statement of cash flows as of December 31, 2014.

Background, page 38

35.

Please revise your disclosure regarding the background of your CEO to clearly indicate the name and principal business of each organization in which your CEO carried on his occupation during the past five years. Also ensure that you include sufficient information about the nature of the responsibility undertaken by your CEO in prior positions to provide adequate disclosure about his business experience.

Response: The Company has revised the CEO’s background.

Executive Compensation and Corporate Governance, page 39

36.

Given the consulting agreement disclosed on page 50, please demonstrate to us how you complied with Regulation S-K Item 402(r)(2)(vii)(F). Also, please file the agreement as an exhibit to the registration statement.

Response: The Company has revised the table to include the items required by Regulation S-K Item 402(r)(2)(vii)(F).

Summary Compensation Table, page 39

37.

Please reflect in the table the stock that, according to your disclosure on page 16, was issued for services.

Response: The Company has included the share issuance to its President was for services.

Transactions with Related Persons, Promoters, and Certain Control Persons, page 41

38.

Please provide us your analysis of whether this section must describe the related-party transactions mentioned on pages 50 and 57 and the loan from a related party mentioned on page 36.

Response: The Company has added the loan to RadTek as a related party transaction.

39.

Please clarify in this section how RadTek is a related party. Also, clarify whether you are the creditor or debtor on the loans with RadTek.

Response: The Company has clarified that RadTek is a related party because our president Dr. Kim is also an officer ofRadTek. We have also clarified that RadTek is the debtor.

Note 6. Subsequent Events, page 51

40.

We see disclosures in this note that “Management has reviewed and evaluated subsequent events through the date on which the current financial statements were issued.” Please tell us how the referenced disclosures are consistent with the guidance at FASB ASC 855-10-25-2 and revise your disclosures as necessary based on that guidance. Note that FASB ASU 2010-09 amended subsequent event recognition and disclosures guidance to require an entity that is neither an SEC filer nor a conduit bond obligor for conduit debt securities that are traded in a public market (a domestic or foreign stock exchange or an over-the-counter market) to evaluate subsequent events through the date the financial statements are available to be issued.

Response: The Company has edited its’ subsequent event disclosures to be in line with the FASB requirements.

Note 3. Related Party Transactions, page 57

41.

We see in paragraph c) of Note 3 that on September 30, 2014 the company owed a director $7,211 for administrative expenses. We further see from disclosures in Note 3 at page 50 that on December 10, 2013 you entered into a consulting agreement where a director would provide consulting services to you for consideration of $5,000 per month. Please tell us if the $7,211 of administrative expenses owed to the director at September 30, 2014 relate to the consulting agreement disclosed on page 50 and tell us the amount of expenses related to the referenced consulting agreement included in the statements of operations at page 55.

Response: Consulting agreement was terminated and Dr. Kim entered into an employment agreement in Jan. 2014. The Company has updated its financials to December 31, 2014. All the amounts included in the $7,211 were for administrative expenses, such as travel and meals. None of the $7,211 is related to the consulting agreement.

Note 4. Loan receivable, page 57

42.

We see that on April 1, May 1, and July 1, 2014, the company “entered loan agreement of $50,000, $50,000 and $60,000 with related party.” Please tell us the nature of and reason for the loans. Also, provide us with the accounting entries made to record them in your financial statements. Finally, tell us the authoritative U.S. GAAP you considered when determining how you were required to account for and present the loans in your financial statements.

Response: RadTek needed fundingtemporarily, so ROID loaned $160,000 to RadTek. Please find the Accounting Entries as made below:

•

4/8/2014; Dr) Note receivable  50,000   Dr) Bank deposit   50,000

•

5/15/2014; Dr) Note receivable  10,000   Dr) Bank deposit   10,000

•

5/16/2014; Dr) Note receivable  5,000   Dr) Bank deposit   5,000

•

7/11/2014; Dr) Note receivable  95,000   Dr) Bank deposit   95,000

The Company and its auditor considered the following as its U.S. GAAP authority for its determining its accounting for the present loan:

ASC 310-20-20 Glossary

Loan: A contractual right to receive money on demand or on fixed or determinable dates that is recognized as an asset in the creditor’s statement of financial position.

Exhibits

1.

We note that this filing does not include an exhibit containing a currently dated accountants’ consent. Please provide a currently dated and signed consent from your independent accountants with your next amendment. Refer to Item 601(b)(23)(i) of Regulation S-K.

Response: The Company has included a currently dated accountant’s consent as required.

Exhibit 5.1

2.

Please file an opinion that addresses all of the shares included in the fee table on the facing page of this Form S-1.

Response: The legal opinion has been updated to include the shares in the fee table listed on the facing page of the Form S-1.

3.

We note the statement in the third paragraph of this opinion that counsel relied upon statements and representations of “others.” Please tell us who those “others” are and why you believe such reliance is necessary and appropriate for the opinion required by Regulation S-K Item 601(b)(5). For guidance, please see Section II.B.3.a of Staff Legal Bulletin No. 19 (October 14, 2011).

Response: The reference to others has been removed.

4.

We note the reference to California and federal laws in the penultimate paragraph of this opinion. Please file an opinion that addresses the corporate laws of the state in which you are incorporated.

Response: The opinion now addresses the corporate laws of the state in which we are incorporated in.

5.

The captioned mentioned in the last paragraph of this exhibit does not appear in your prospectus. Please file a revised exhibit accordingly.

Response: The caption mentioned has been changed to “Interests of Named Experts and Counsel” as it is referred to in the Form S-1.

ROID Group, Inc.

/s/ Dr. Kwanghyun Kim

Dr. Kwanghyun Kim – CEO and Director